SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on February 25, 2021.

BUENOS AIRES, ARGENTINA – February 25, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY) announced today, in connection with its previously-announced offering to holders of record on February 19, 2021 of (i) American Depositary Shares (“ADSs”) representing its common shares, of rights to subscribe for 0.1794105273 new ADSs for every ADS held of record, and (ii) its common shares, of rights to subscribe for 0.1794105273 new common shares for every common share held of record, the definitive subscription price for each new ADS or common share in the proposed offering of US$4.72 and US$0.472, respectively. In addition, the Company announced that warrants which the proposed offering contemplates that holders will receive, free of charge, for each new common share purchased, will have an exercise price of US$0.566. The warrants will be exercisable after 90 days following their issuance, prior to their expiration on the fifth anniversary of their issue date, during the nine-day period from and including the 17th through the 25th day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). Each warrant will entitle the holder thereof to purchase one additional common share. The subscription period for the rights to acquire ADSs will expire on March 2, 2021, unless extended by the Company. The subscription period for the rights to acquire common shares will expire on March 5, 2021, unless extended by the Company. The new ADSs and warrants acquired pursuant to the rights offering made to ADS holders are expected to be issued and made available as soon as practicable after the new common shares are deposited with the ADS depositary’s custodian in Argentina. The new common shares and warrants acquired pursuant to the rights offering made to holders of common shares are expected to be issued and made available within five business days (in New York City and Buenos Aires, Argentina) following the expiration of the common shares subscription period.

Cresud may terminate or cancel the proposed offering in its sole discretion at any time on or before the expiration of the common shares subscription period for any reason (including, without limitation, a change in the market price of the common shares or the ADSs). If the offering is terminated, all rights will expire withoutvalue and Cresud will promptly arrange for the refund, without interest or deduction, of all funds received from holders of common share and ADS rights. Any termination or cancellation of the rights offering will be followed as promptly as practicable by an announcement. Cresud may amend or modify the terms of the rights offering, and may extend the expiration date of the rights offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission.

Matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties, including but not limited to the risk that the definitive subscription price may be higher than the non-binding indicative subscription price. In addition to the risks and factors identified above, reference is also made to other risksand factors detailed in reports filed by Cresud with the Securities and Exchange Commission. Cresud cautions that the foregoing factors are not exclusive. Cresud undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 25, 2021